UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                         FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            To Be Filed Annually Prior to March 1

                        IDACORP, Inc.
                      (Name of Company)

HEREBY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION, PURSUANT TO RULE 2, ITS STATEMENT CLAIMING EXEMPTION AS A HOLDING COMPANY FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AND SUBMITS THE FOLLOWING INFORMATION:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST, AS OF DECEMBER 31, 1999.

Name/                                   Location and
(State of Organization)                 Nature of Business

                    Claimant

IDACORP, Inc.                      Principal Executive
Office
(Idaho)                            located at 1221 W Idaho Street
                                   Boise, Idaho  83702-5627
                                   Holding Company

          Subsidiaries of IDACORP, Inc.

Idaho Power Company                Boise, Idaho
(Idaho)                            Electric Utility

Ida-West Energy Company            Boise, Idaho
(Idaho)                            Electrical Generation

IDACORP Energy Solutions Co.       Boise, Idaho
(Nevada)                           Marketing Company

IDACORP Energy Services Co.        Boise, Idaho
(Nevada)                           Marketing Company

IDACORP Technologies Inc.          Boise, Idaho
(Idaho)                            Research and Development

                    Subsidiaries of Idaho Power Company

Idaho Energy Resources Co.         Boise, Idaho
(Wyoming)                          Coal Mining

Pathnet/Idaho Power Equipment,
LLC                                Boise, Idaho
(Idaho)                            Microwave Communications

Stellar Dynamics, Inc.             Boise, Idaho
(Idaho)                            Control and Monitoring
Technologies

Applied Power Corporation          Lacey, Washington
(Washington)                       Solar Energy Business

IDACORP Financial Services, Inc.   Boise, Idaho
(Idaho)                            Non Utility Investments

Idaho Power Diversified
Enterprises Co.                    Boise, Idaho
(Idaho)                            Marketing Company

Idaho Power Resources
Corporation                        Boise, Idaho
(Idaho)                            Renewable Energy Resources






 Subsidiaries of Ida-West Energy Company

Y-8 Power Company                  Boise, Idaho
(Idaho)                            Electrical Generation

Falls River Hydro Company          Boise, Idaho
(Idaho)                            Electrical Generation

Hazelton Power Company             Boise, Idaho
(Idaho)                            Electrical Generation

Wilson Power Company               Boise, Idaho
(Idaho)                            Electrical Generation

I-W Land Company                   Boise, Idaho
(Idaho)                            Land Development for
Electrical Generation

Ida-West Operating Services, Inc.  Boise, Idaho
(Idaho)                            Electrical Generation

South Forks Hydro Company          Boise, Idaho
(Idaho)                            Electrical Generation

Ida-West Acquisition Company       Boise, Idaho
(Idaho)                            Electrical Generation

Hermiston Power Company            Boise, Idaho
(Oregon)                           Electrical Generation

              Subsidiaries of IDACORP Energy Solutions Co.

IDACORP Retail Enterprises Co.     Boise Idaho
(Idaho)                            Retail Marketing


2.A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS
  SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     IDACORP, Inc. (Company) owns no property used in the generation, transmission, or distribution of electricity or for the production, transmission and distribution of natural or manufactured gas.

     Idaho Power Company ("IPC") is an electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an approximately 20,000-square-mile area in southern Idaho, eastern Oregon and northern
     Nevada, with an estimated population of 794,000.  IDACORP, INc.
     has no public utility subsidiaries that own properties used in the production, transmission an distribution of natural or manufactured gas. IPC is the only public utility subsidiary of IDACORP, Inc. that owns properties used in the generation, transmission or distribution of electric energy. IPC holds franchises in approximately 72 cities in Idaho and ten cities in Oregon, and holds certificates from the respective public utility regulatory authorities to serve all or a portion of 28 counties in Idaho, three counties in Oregon and one county in Nevada. As of December 31, 1999, IPC supplied electric energy to over 384,000 retail customers and employed 1,720 people.

     IPC's system includes 15 hydroelectric generating plants located in southern Idaho and two located in eastern Oregon
     (see Company's annual form 10-K file number 1-3198 for more information). IPC also owns interest in three thermal generating plants located in Wyoming, Oregon and Nevada respectively.

     IPC owns approximately 4,656 miles of high voltage transmission lines; 21 step-up transmission substations located at power plants; 17 transmission substations; 7 transmission switching stations; and 205 energized distribution substations. These facilities are located in Idaho, Oregon, Wyoming, Nevada and Montana.

     IPC's generating facilities are interconnected through its integrated transmission system and are operated on a coordinated basis to achieve maximum load-carrying capability and reliability. Through its connections with Bonneville Power Administration (BPA), and other utilities, IPC has access to all the major electric systems in the West.








3.THE FOLLOWING INFORMATION FOR THE LATEST CALENDAR YEAR (1999) WITH
  RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY
  COMPANIES:

     (A)  NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL
          OR WHOLESALE), AND MCF. OF NATURAL OR
          MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     (B)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS DISTRIBUTED      AT RETAIL
          OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

     (C)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS SOLD AT     WHOLESALE OUTSIDE
          THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE
          STATE LINE.

     (D)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS PURCHASED
          OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

     Claimant: None

     Idaho Power Company:

                                MWH                    DOLLARS
                       Retail      Wholesale      Retail      Wholesale
                         (thousands of MWH)         (thousands of Dollars)
(a) Number of MWH of
    electricity
    energy sold:
    Idaho             13,078          4,506       $480,291         $113,246
    Oregon               638          4,976         24,834          139,682
    Nevada                50          1,325          1,749           37,726
    Arizona                           2,542                          95,604
    California                          284                           9,608
    Colorado                             79                           2,563
    Montana                              80                           1,960
    New Mexico                          535                          14,452
    Utah                                285                           7,553
    Washington                        5,635                         121,498
    Wyoming                             110                           2,980
(b) Number of MWH of electric
    energy distributed at retail
    outside the state             688 (see (a) above)
(c) Number of MWH of electric
    energy sold at wholesale
    outside the state or at
    the state line             15,851 (see (a) above)

(d) Number of MWH of
    electric energy          MWH Purchases          Dollars Purchased
    purchased outside      (thousands of MWH)    (thousands of Dollars)
    the state or at
    the state line:
    Idaho                      2,615                $    84,569
    Oregon                     4,264                    129,786
    Nevada                       848                     23,739
    Arizona                    2,595                     98,080
    California                   151                      5,704
    Colorado                      56                        890
    Montana                      336                      7,283
    New Mexico                   497                     13,432
    Utah                         443                      9,498
    Washington                 5,673                    122,912
    Wyoming                      118                      2,387
    Other                          1                        370




4.   THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH
     RESPECT TO CLAIMANT AND EACH INTEREST   IT HOLDS DIRECTLY OR
     INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING
     MONETARY  AMOUNTS IN UNITED STATES DOLLARS:

     (A)  NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION
          OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRICUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     (B)  NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST
          IN SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION
          OF THE INTEREST HELD.

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     (D)  CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN
          UTILITY COMPANY DURING THE REPORTING PERIOD.

     (E)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION
          CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY
          AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE
          RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH
          AGREEMENT(S).

          None






                          EXHIBIT A

                    FINANCIAL STATEMENTS

Exhibit
Number         Description of Exhibit

99.(A) Consolidating statements of income and retained earnings for the calendar year 1999 together with the consolidating balance sheets as of December 31, 1999 for IDACORP, Inc., Idaho Power Company, Ida-West
     Energy Company, IDACORP Energy Solutions Co. and their respective subsidiaries.

     Pre-tax non-utility income of Idaho Power Company subsidiaries is included in Other Income on the Income
     Statement.

                          EXHIBIT B

                   FINANCIAL DATA SCHEDULE

Exhibit No.

27   Financial Data Schedule for IDACORP, Inc.

                          EXHIBIT C

  ORGANIZATIONAL CHART SHOWING RELATIONSHIP OF EACH EWG OR
                       FOREIGN UTILITY

None.




                         SIGNATURES



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 31st day of March, 2000.

                        IDACORP, Inc.


                  By:  /s/  J. LaMont Keen
                       J. LaMont Keen
                    Senior Vice President
                     Administration and
                   Chief Financial Officer


(Corporate Seal)
                 By:  /s/ Darrel T. Anderson
                     Darrel T. Anderson
                   Vice President Finance
                        and Treasurer



Attest:


                 By  /s/  Robert W. Stahman
                      Robert W. Stahman
                   Vice President, General
                    Counsel and Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                     Darrel T. Anderson
                   Vice President Finance
                        and Treasurer
                         P.O. Box 70
                     Boise, Idaho  83707
                       (208) 388-2650



                        EXHIBIT INDEX

                   Description of Exhibits

Exhibit
Number

27   Financial Data Schedule for IDACORP, INC.

99.(A) Consolidating statements of income and retained earnings for the calendar year 1999 together with the consolidating balance sheets as of December 31, 1999 for IDACORP, Inc., Idaho Power Company, Ida-West
     Energy Company, IDACORP Energy Solutions Co. and their respective subsidiaries.

     Pre-tax non-utility income of Idaho Power Company subsidiaries is included in Other Income on the Income
     Statement.



The Company is requesting confidentiality for the financial statements ended December 31, 1999 of this U-3A-2 filing.
This request is being made pursuant to Section 22B of the Public Utility Holding Company Act of 1935 and Rule 104 thereunder.